

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

Claudia Goldfarb
Chief Executive Officer
Sow Good Inc.
1440 N Union Bower Rd
Irving, TX 75061

 Re: Sow Good Inc.
 Registration Statement on Form S-3
 Filed November 14, 2024
 File No. 333-283240

Dear Claudia Goldfarb:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Eranga Dias at 202-551-8107 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing